                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)



                      TRANS WORLD ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89336Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                                  with a copy to:
         JACK K. ROGERS                                           THOMAS F. MCKEE, ESQ.

         President and Chief Operating Officer                    Calfee, Halter & Griswold LLP
         Camelot Music Holdings, Inc.                             1400 McDonald Investment Center
         8000 Freedom Avenue, N.W.                                800 Superior Avenue
         North Canton, Ohio 44720                                 Cleveland, OH  44114-2688

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 26, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent


                         (Continued on following pages)

                              (Page 1 of 7 Pages)

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 89336Q100                                              13D                                            PAGE 2 OF 7 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Camelot Music Holdings, Inc.
              IRS Identification Number 13-3735306
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) /X/
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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                                   7       SOLE VOTING POWER

                                           0
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         11,924,400
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           0
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           11,924,400
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,924,400
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              36.4
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                (Page 2 of 7 Pages)

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.
                  -------------------

                  The statement is made with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Trans World Entertainment Corporation, a corporation organized under the laws of the State of New York (the "Issuer"). The address of the principal executive offices of the Issuer is 38 Corporate Circle, Albany, New York 12203.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

                  This statement is filed by Camelot Music Holdings, Inc. ("Camelot"). Camelot is a corporation organized under the laws of the State of Delaware. The address of the principal offices of Camelot is 8000 Freedom Avenue, N.W., North Canton, Ohio 44720. Camelot is a leading mall-based retailer of prerecorded music and accessories and is one of the largest music retailers in the United States based on store count. Camelot offers a broad range of prerecorded music, including compact discs, cassettes, prerecorded video cassettes, digital versatile discs and accessories such as blank audio and video cassettes as well as music and tape care products.

                  The names of the directors and executive officers of Camelot, their business addresses, their present principal occupations or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Camelot are set forth in Exhibit A attached hereto, which is incorporated herein by reference.

                  Neither Camelot nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws as a result of being a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  Camelot may be deemed to have acquired the beneficial ownership of 11,924,400 shares of Common Stock as a result of the provisions of a Voting Agreement, dated as of October 26, 1998, between Camelot and Robert J. Higgins (the "Voting Agreement"), attached hereto as Exhibit B. Camelot may be deemed to share the power to vote and to dispose of such shares under the provisions of the Voting Agreement, which is described in greater detail in response to Item 6 and is incorporated herein by reference.



                              (Page 3 of 7 Pages)

ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  The purpose of the Voting Agreement, as described in greater detail in Item 6 and incorporated herein by reference, is to ensure that Mr. Higgins will cause the shares of Common Stock owned by him to be voted in favor of Parent Merger Matters at any meeting of the stockholders of the Issuer where any vote is taken thereon or in any consent in lieu of such meeting. "Parent Mergers Matters," as defined in the Agreement and Plan of Merger by and among the Issuer, CAQ Corporation ("CAQ") and Camelot, dated as of October 26, 1998 (the "Merger Agreement," attached hereto as Exhibit C and incorporated herein by reference), includes an amendment to the Issuer's certificate of incorporation to increase the number of authorized shares of Common Stock of the Issuer and the approval of the issuance of certain shares of Common Stock of the Issuer in connection with the merger of CAQ and Camelot (the "Merger") as required by the Nasdaq National Market rules. Approval of the Parent Merger Matters by the stockholders of the Issuer is a condition precedent to the consummation of the Merger.

                  Further, under the terms of the Voting Agreement, Mr. Higgins is required to vote against any Acquisition Transaction and any action or agreement that would impede, frustrate or nullify the Voting Agreement, or would result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement or would result in any of the conditions set forth in Article VI or VIII of the Merger Agreement not being fulfilled, at any meeting of the stockholders of the Issuer where any vote is taken thereon or in any consent in lieu of such meeting. "Acquisition Transaction" is defined in the Voting Agreement to include any merger, consolidation or other business combination involving the Issuer or the acquisition of any kind of material portion of the assets or capital stock of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  (a) Camelot may be deemed to be the beneficial owner of an aggregate of 11,924,400 shares of Common Stock pursuant to the Voting Agreement. This aggregate number represents approximately 36.4% of the Issuer's issued and outstanding stock.

                  (b) Pursuant to the terms of the Voting Agreement, Camelot may be deemed to share the power to direct the vote and to direct disposition with respect to the 11,924,400 shares of Common Stock identified in Item 5(a) with Mr. Higgins, the Chairman, President and Chief Executive Officer of the Issuer. The principal executive offices of the Issuer are located at the address identified in Item 1.

                  (c) Other than as stated above, no transactions in the Common Stock were effected during the past 60 days by Camelot, or, to the best of Camelot's knowledge, by any executive officer, director or affiliated person of Camelot, or by any subsidiary of Camelot or by any executive officer, director or affiliated person of any such subsidiary.

                              (Page 4 of 7 Pages)

                  (d) Mr. Higgins is the beneficial owner of the 11,924,400 shares of Common Stock identified in Item 5(a). Camelot may be deemed to share the power to direct the vote and to direct disposition with respect to the afore-mentioned securities pursuant to the Voting Agreement.

                  (e) Camelot will cease to be a beneficial owner of the 11,924,400 shares of Common Stock on the Termination Date. The "Termination Date" is defined in the Voting Agreement to mean the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time (as defined in Section 1.02 of the Merger Agreement, which definition is incorporated herein by reference), (iii) the termination of the Voting Agreement by the mutual written agreement of the parties hereto or pursuant to the Voting Agreement or (iv) April 30, 1999, unless the parties to the Merger Agreement amend the date specified therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------------------------------

                  The Voting Agreement governs the voting and disposition of the shares of Common Stock owned by Mr. Higgins. The purpose of the Voting Agreement is to ensure that Mr. Higgins will cause the shares of Common Stock owned by him to be voted in favor of Parent Merger Matters and against any Acquisition Transaction and any action or agreement that would impede, frustrate or nullify the Voting Agreement, or would result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement or would result in any of the conditions set forth in Article VI or VIII of the Merger Agreement not being fulfilled, at any meeting of the stockholders of the Issuer where any vote is taken thereon or in any consent in lieu of such meeting. Approval of the Parent Merger Matters by the stockholders of the Issuer is a condition precedent to the consummation of the Merger.

                  In the Voting Agreement, Mr. Higgins further agreed (i) not to dispose of or encumber any shares of Common Stock owned by him unless the transferee with respect to any such transaction executes and delivers to Camelot a voting agreement substantially in the form of the Voting Agreement and (ii) not to solicit, initiate, facilitate or otherwise encourage any inquiries or the making of any proposals regarding any Acquisition Transaction. Mr Higgins also agreed that any shares that might be disposed of pursuant to the terms of the Voting Agreement will be endorsed with a restrictive legend which reads: "THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT DATED AS OF OCTOBER 25, 1998 BETWEEN THE REGISTERED HOLDER HEREOF AND CAMELOT MUSIC HOLDINGS, INC., A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF PARENT. THE HOLDER OF THIS CERTIFICATE, BY HIS ACCEPTANCE HEREOF, AGREES TO BE BOUND BY ALL THE TERMS OF SUCH AGREEMENT, AS THE SAME IS IN EFFECT FROM TIME TO TIME."

                  The terms of the Voting Agreement are to remain in effect until the Termination Date. The Voting Agreement is Exhibit B to this Schedule 13D and is



                              (Page 5 of 7 Pages)
incorporated herein by reference, and this description is qualified in its entirety by reference to the Voting Agreement.

                  The Merger Agreement describes the terms under which CAQ, a direct wholly-owned subsidiary of the Issuer, will be merged with and into Camelot. Camelot will be the surviving corporation and will continue its corporate existence under the laws of the State of Delaware. The stockholders of Camelot will receive shares of Common Stock of the Issuer as a result of the Merger. Each share of common stock of Camelot issued and outstanding immediately prior to the filing of a certificate of merger, in the form required by and executed in accordance with the General Corporation Law of the State of Delaware (the "Certificate of Merger"), will be converted into the right to receive 1.90 shares of Common Stock of the Issuer.

                  Under the provisions of the Merger Agreement, Camelot will take all action necessary in accordance with applicable law to convene a special meeting of its stockholders to vote upon the Merger Agreement and the Merger, and Camelot's board of directors will recommend to Camelot's stockholders that they approve the Merger Agreement and the Merger in a joint proxy statement of Camelot and the Issuer with respect to the Merger (the "Joint Proxy Statement"). Similarly, the Issuer will take all action necessary in accordance with applicable law to convene a special meeting of its stockholders to vote upon the Parent Merger Matters, and the Issuer's board of directors will recommend to the Issuer's stockholders that they approve the Parent Merger Matters in the Joint Proxy Statement. Further, Camelot, CAQ and the Issuer have agreed to cause the Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware, and to take any and all other lawful actions and do any and all other lawful things to cause the Merger to become effective.

                  Both Camelot and the Issuer are bound by customary representations and warranties as set forth more fully in the Merger Agreement. The Merger Agreement is Exhibit C to this Schedule 13D and is incorporated herein by reference, and this description is qualified in its entirety by reference to the Merger Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  Exhibit A                 List of Executive Officers and
                                            Directors of Camelot

                  Exhibit B                 Voting Agreement, dated as of
                                            October 26, 1998, among Camelot
                                            Music Holdings, Inc. and Robert J.
                                            Higgins

                  Exhibit C                 Agreement and Plan of Merger by and
                                            among Trans World Entertainment
                                            Corporation, CAQ Corporation and
                                            Camelot Music Holdings, Inc., dated
                                            as of October 26, 1998


                              (Page 6 of 7 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CAMELOT MUSIC HOLDINGS, INC.



                                       By: /s/ Jack K. Rogers
                                           -------------------------------------
                                           Jack K. Rogers
                                           President and Chief Operating Officer

November 5, 1998



                              (Page 7 of 7 Pages)